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                            July 8, 2022

       Jurgen Eichner
       Chief Executive Officer
       VIA optronics AG
       Sieboldstrasse 18
       90411 Nuremberg, Germany

                                                        Re: VIA optronics AG
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed May 16, 2022
                                                            File No. 001-39543

       Dear Mr. Eichner:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2021

       Item 5. Operating and Financial Review and Prospects
       Key Business Metrics, page 69

   1. Please revise page 70 to provide a reconciliation of EBITDA margin to the most directly comparable IFRS
measure. Your revisions should disclose the most directly comparable
                                                        IFRS measure with equal
or greater prominence. Please refer to Item 10(e) of Regulation
                                                        S-K.
       Key Factors Impacting Our Results of Operations, page 72

   2. We note from your disclosure on page 74 that you deliver products to customers in three different end-markets:
automotive, consumer electronics and industrial/specialized
                                                        applications. We also
note that changes in sales mix by end market can affect gross margins as you disclose
that sales to customers in the consumer end-market usually
                                                        contribute lower gross
margin in comparison to those customers in the automotive and
 Jurgen Eichner
FirstName   LastNameJurgen Eichner
VIA optronics   AG
Comapany
July 8, 2022NameVIA optronics AG
July 8,2 2022 Page 2
Page
FirstName LastName
         industrial/specialized applications end-markets, as your gross margins generally are higher with more specialized product development. Please tell us your consideration for providing revenue by end market as a disaggregated revenue disclosure in the notes to the financial statements. See guidance in ASC 606-10-55-89 through 55-91. Financial Statements
Notes to the Consolidated Financial Statements
Note 4.1 Revenue from Contracts with Customers, page F-24

3. We note your disclosure that VTS sells its products to a business partner who then sells those products to customers, and in this case the business partner acts as an agent and not as a principal. Please explain to us and revise to disclose how this affects your revenue recognition for these products. Specifically, please tell us at what point in the transaction you recognize revenue on the sale of the product.
Note 14. Provisions, page F-33

4.       Please explain to us the nature of the EUR 1,478,922 usage classified
in the    other
         column during the year ended December 31, 2020.
26. Segments, page F-47

5. We note that your table in Note 26 presents several segment measures of profit or loss, including EBITDA, Gross Profit, Operating Income(loss) and Net income
(loss).
         However, we note from your disclosure in Note 2.5.15, that segment performance is evaluated based on revenue, gross profit, EBITDA and net profit (loss) and the primary measure used by the CODM for evaluating segment performance is EBITDA. As IFRS 8 requires presentation of a single measure of segment profitability for each reportable segment, please revise your segment footnote to be consistent with the guidance in paragraph 26 of IFRS 8. In this regard, please note that if the chief operating decision
         maker uses more than one measure of an operating segment   s profit or
loss, the segment   s
         assets or the segment   s liabilities, the reported measures shall be
those that management
         believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity
s financial
         statements. Please revise accordingly.
6. We note from your disclosure in Note 2.5.15 that starting in 2021, VIA Optronics AG is no longer aggregated as part of the reportable segment Display Solutions but reported as
            Other Segments.    We also note from the table in Note 26, that
this segment has
         significant amounts of operating loss and assets in each of the periods presented. Please explain to us, and revise to disclose, the nature of the expenses and assets included in this other segment.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Jurgen Eichner
VIA optronics AG
July 8, 2022
Page 3

absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameJurgen Eichner                        Sincerely,
Comapany NameVIA optronics AG
                                                        Division of Corporation
Finance
July 8, 2022 Page 3                                     Office of Manufacturing
FirstName LastName